May 21, 2007

Mr. Larry Spirgel
Assistant Director
Mail Stop 0407
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	MDC Partners Inc. Form 10-K for Fiscal Year Ended December 31, 2006 (the “2006 Form 10-K”) Filed March 16, 2007 File No. 1-13178

Dear Mr. Spirgel:

Set forth below are the responses of MDC Partners Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance, which were set forth in your letter dated April 27, 2007 (the “April 27 Letter”) regarding the Company’s above-referenced filings. The responses to the Staff’s comments are provided in the order in which the comments were set out in the April 27 Letter and are numbered correspondingly.

The Staff’s comments, indicated by bold, are followed by responses on behalf of the Company. Page references below are to the applicable Exchange Act filing, as the case may be.

Form 10-K for Fiscal Year Ended December 31, 2006

Note 2- Significant Accounting Policies

Revenue Recognition - page 49

1.	We note your responses to our prior comments contained in your April 9, 2007 letter. We have the following additional comments:

a)
We note your statement that work typically begins 30 to 60 days before the contract is finalized and signed. Clarifying the point at which you begin recognizing revenue on these arrangements. Confirm that you do not recognize revenue before the contract is signed and that you do not accelerate the recognition pattern to adjust for the 30 to 60 days prior to the start of the contract.

Mr. Larry Spirgel
Securities and Exchange Commission
May 21, 2007

The Company recognizes revenue when persuasive evidence of an arrangement exists and fees are fixed or determinable. The Company does not recognize revenue until the contract is signed. The Company confirms that the revenue recognition pattern does not begin until the start of the contract and is not adjusted for the 30 to 60 days prior to the start of the contract.

b)
The sample contract that you previously provided to us contains a fixed fee pertaining to all services and deliverables covered in the agreement. Tell us whether you have any contracts accounted for using proportional performance that contain different fee arrangements (e.g., that are not fixed fee). Confirm for us that none of your contracts establish specific amounts for the generation of marketing ideas and concepts versus tangible deliverables to be provided to the client (such as brand videos, television commercials, etc.).

For all contracts accounted for under the proportional performance model, the Company confirms that the terms of those contracts are fixed fee. The Company does not use the proportional performance model for contracts for which the fee is not fixed.

c)
Your sample contract also provides for the reimbursement of certain types of travel, out-of-pocket, and research expenses that you incur in providing your services. Tell us and disclose, the future filings, your accounting policy with respect to the revenues associated with these pass-through costs, in accordance with the guidance in EITF 01-14. Note that this comment applies to all pass-through costs that would fall within the scope of EITF 01-14, and is not limited solely to pass-through costs associated with contracts being accounted for using a proportional performance model.

The Company follows the guidance in EITF 01-14, which requires reimbursements received for out-of-pocket expenses incurred as revenue. Accordingly, under this Issue the Company records reimbursements received for out-of-pocket expenses incurred as revenue.

The Company has disclosed this policy in its Form 10-Q for the periods ended March 31, 2007 as filed on May 8, 2007.

d)
We note your disclosure at page 49 that a small portion of your contractual arrangements with customers includes performance incentive provisions. Clarify the types of arrangements that include these payments and tell us how the incentive provisions affect your application of the proportional performance model.

The arrangements which provide for performance incentive provisions generally require a base fixed fee with additional performance incentives to be earned. Generally, incentive provisions are only part of retainer based arrangements and are not recognized as revenue until the amount is determinable and collection is reasonably assured. Accordingly, incentive provisions are not part of arrangements where the proportional performance model is used and thus would have no impact on the application of the proportional performance model.

Mr. Larry Spirgel
Securities and Exchange Commission
May 21, 2007

e)
Although we understand that the scope of EITF 91-6 pertains to a different type of arrangement than the nature of services you are providing, tell us what consideration you have given to this accounting guidance. We understand that in practice, an analogy has been made to the model set forth in EITF 91-6 whereby revenue is recognized using the lesser of non-refundable cash received or the results achieved using the proportional performance model applied on a straight-line basis. This model ensures that the criteria has been met that the revenue is realized or realizable. To the extent that you have not previously given consideration to EITF 91-6, tell us how you have determined that the aforementioned criterion of revenue recognition has been met.

The Company believes that EITF 91-6 is not applicable because the Issue concludes that revenue should be recognized on the basis of the lesser of two amounts. In the case of the Company’s arrangements, where the proportional performance model is used, the fee is fixed, thus there is only one amount which could be recognized. If an arrangement were to be terminated, the Company would receive fees for services up to the termination date. The contractual terms (having to pay for services through the termination date) ensure that these amounts are realizable and create a contractual obligation on the part of the client to pay for such service. In applying the proportional performance model on a straight-line basis (i.e., over the term of the contract) the amount of revenue recognized would match the fees earned through the termination date. Thus, at any time, the amount of cumulative revenue recognized on a monthly basis is equal to the non-refundable payments received.

f)
Tell us your consideration of whether the amount of fees that you retain in the event of a client’s termination represents a penalty. Again, while not directly on point, you may wish to consider the concepts in EITF D-96 in preparing your response.

Generally, the amount of fees retained in the event of a client’s termination do not represent a penalty but rather fees for services rendered up to the termination date. The majority of the Company’s arrangements require a notice period to be given to the Company of approximately 90 days prior to the termination date. The Company does have certain contracts which do require the client to pay a fixed termination payment that is similar to a penalty. In these cases the Company will recognize the amount of the termination fee over any required service or non-action period.

Mr. Larry Spirgel
Securities and Exchange Commission
May 21, 2007

EITF D-96 provides guidance regarding amounts that would be receivable upon termination pursuant to penalty provisions. This Issue concludes that such amounts are not an appropriate basis on which to recognize revenue, unless a termination has occurred. The Company follows this guidance in that revenue is recognized upon a termination based on services being provided up to the termination date. In the event of a termination payment, revenue is only recognized when there are no further obligations to be performed on behalf of the Company or over a stated termination period. Generally, the amounts to be received are determinable and not based on estimates.

Note 4 - Acquisitions, page 54

2.
Explain for us in more detail how you determined that it was appropriate to begin consolidating Mono Advertising, LLC effective July 1, 2006. In this regard, we note at page 4 that you own 49.9% of this entity as of December 31, 2006.

FACTS

Effective July 1, 2006, the Company and the Founding partners (current management and majority holders) amended the Mono Advertising LLC (“Mono”) operating agreement. The Company currently owns 49.9% of the equity at risk of Mono while the Founders own 50.1%. The Founders interest in Mono is held by a separate “S” Corp. Prior to this amendment the Company determined that consolidation was not appropriate due to guidance in EITF 97-2, which states in Issue 1, under the caption Financial Interest, specifically the fifth criteria - “the financial interest must be unilaterally salable or transferable …” Section 10.1 (a) of the operating agreement provided that “no membership interest shall be sold or transferred by the Company without the consent of the Founders and similarly, no membership interest shall be sold of transferred by the founders without the consent of the Company.” Accordingly, the Company did not have the unilateral right to sell its interest in Mono and did not satisfy the required fifth criteria noted above in order to deem the investment to be consistent with that of a controlling interest. As part of the July 1, 2006 amendment to the operating agreement, Section 10.1 (a) has been changed to allow the Company to sell or transfer its membership interests without the consent of the Founders. The following analysis provides documentation regarding the guidance of FIN 46(R) “ Consolidation of Variable Interest Entities”, FAS94 “Consolidation of All Majority-Owned Subsidiaries”, EITF’s 96-16 “Investor’s Accounting for an Investee When the Investor has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” and 97-2 “Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements”;

Mr. Larry Spirgel
Securities and Exchange Commission
May 21, 2007

ANALYSIS

FIN 46 (R):

Pursuant to the scope paragraph 8 of FIN 46 (R), an entity that is deemed to be a business (which Mono has been deemed to be) need not be evaluated to determine if it is a variable interest entity (VIE) unless one of the following conditions exists:
a.  The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity, and the entity is neither a joint venture nor a franchisee. The Company purchased its ownership from an existing operating entity, thus, this criteria does not apply.

b.  The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.
The entity (Mono) is designed as a marketing communications company whose activities do not involve and are not conducted on behalf of the Company.

c.  The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity.
As part of the formation of Mono, the Company contributed $700,000, while the Founders contributed assets and liabilities of an existing business. Based on the fair values at the time, the amount contributed by the Company represented 49.9% of the fair value of Mono. The Company currently does not provide financial support to Mono. The only debt on Mono’s books are capital leases which are not significant.

d. The activities of the entity are primarily related to securitizations, other forms of asset-backed financings, or single-lessee leasing arrangements.
The activities of Mono are marketing communications and not related to securitizations, other forms of asset-backed financings, or single-lessee leasing arrangements.

Therefore, the Company has concluded that Mono is not a VIE.

EITF 96-16 and EITF 97-2:

•
The Founders (majority holders) have the typical “minority shareholder” rights which require their consent to the following: changes to articles of the LLC, fees paid to the Company, sale of assets, changes to proportionate ownership - these rights are not substantive management participatory rights and would not be considered as an element of “control” (protective rights EITF 96-16);

Mr. Larry Spirgel
Securities and Exchange Commission
May 21, 2007

•
The Company (minority holder) however has rights typical of a majority shareholder: Control of the operating and capital budget decisions, deciding Board of Members vote in the case of a tie, the ability to terminate and to set the compensation of management responsible (including the Founders) for implementing Mono’s policies and procedures - these rights give the Company the ability to “unilaterally” make decisions about the management of the business which is a key element of “control” (substantive participating rights EITF 96-16);

•
Mono is fully integrated into the Company’s financing system, including the full pledge and guarantee of 100% of Mono’s assets to support the Company’s credit facility - this suggests that the Company is receiving benefits of ownership disproportionately higher than its nominal 49.9% ownership interest;

•	The Founders own 50.1% of Mono, but do not have any unilateral substantive management control;
•
In further defining control, EITF 97-2 provides guidance that “A controlling financial interest exists if, for a requisite period of time, the PPM has “control” over the physician practice and has a “financial interest” in the physicians practice that meets all six of the requirements listed below.” Application of these requirements is as follows: (Assume the Company is the PPM and Mono is the physician practice.)

1.
Mono is a LLC which is expected to have an indefinite life. Further, employment agreement between Mono and the Founders of Mono had an initial term of approximately 3.5 years. The term of the Founders’ employment at Mono is deemed to be the equivalent of the life of the entity given their importance to the ongoing operations of Mono. It is the Company’s structure to replace the Founders’ if and when they leave the business with other current management, thus ensuring a perpetual entity.

2.
Mono can not terminate the operating agreement with the Company. Further, the Founders (which are an integral part of the business) can be terminated, without cause, at the direction of the Board of Members of Mono or the Company. Unless the Founder terminates his employment for good cause, he will forfeit all of his rights under the employment agreement. Therefore, termination is not in the best interest of the Founder.

3.
In accordance with the operating agreement, the Founder shall report directly to the Mono Board of Members and to the Company. The Founder is to carry out his duties, as may be assigned by him from time to time by or under the authority of the Mono Board of Members and/or the Company. During his term, the Founder shall have the responsibility (subject to the term of the authority of the Board of Members and the Company and the parameters of the current operating and capital budgets) for the general management of the business and together with management of the Company, the long-term planning of the Mono. As a result, the Company has authority over decision making related to the ongoing, central operations of the business.

4.
According to the operating agreement, there are 6 Managers (three appointed by the Company and three appointed by each of the Founders). If there is a tie vote, the Company’s Manager shall cast the deciding vote. Accordingly, the Company has unilateral control over certain key matters.

Mr. Larry Spirgel
Securities and Exchange Commission
May 21, 2007

5.
According to the amended operating agreement, the Company’s membership interests shall be sold or transferred by the Company without the consent of the Founders and no membership interest shall be sold or transferred by the founders without the consent of the Company. Accordingly, the Company does have the unilateral right to sell its interest in Mono and does satisfy the fifth criteria required to deem the investment that of a controlling interest.

6.	Profits are split between the equity holders based on current performance and operating results.

FAS 94:

In accordance with paragraph 4 of FAS 94, “consolidation of a majority-owned subsidiary under two conditions- where control is likely to be temporary, or where it does not rest with the majority owners.” As described above control does not rest with the majority owners (Founders), but rather with the Company.

CONCLUSION

•
The Company has the unilateral ability and possession, directly through its control of the Board of Members and management of the power to direct or cause the direction of the management and policies of Mono LLC by contract. The Founders of Mono LLC who have 50.1% ownership interest in Mono LLC, do not have the unilateral ability to direct the management of the business;

•
Other elements such as the financial support by the Company and the pledging of assets to the Company’s banking system, suggest the Company has a proportionately higher interest in business of Mono than the Company’s 49.9% ownership interest would suggest;

•
Given that the controlling interest is being derived from a minority ownership position, the Company must also satisfy the provision of EITF 97-2 in order to solidify the suggestion that it controls Mono. Based on the tests applied (as outlined above) the Company does satisfy all of the six criteria in EITF 97-2 that must be met in order to justify consolidation of an investment.

As a result, the Company has consolidated Mono from the effective date (July 1, 2006) of the amendment forward.

Mr. Larry Spirgel
Securities and Exchange Commission
May 21, 2007

Item 9A. Controls and Procedures, page 88

(a) Evaluation of Disclosure Controls and Procedures, page 88

3.
We note your disclosure that “even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.” If you include this statement in future filings, please also include a statement, if true, that your disclosure controls and procedures are designed to provide a reasonable level of assurance of reaching your desired control objectives. See Section II.F.4. of SEC Release No. 33-8238 (June 5, 2003) available on our website at http://www.sec.gov/rules/final/33-8238.htm.

The Company has concluded that its disclosure controls and procedures are designed to provide a reasonable level of assurance of reaching our desired control objectives.

As requested, the Company has included additional disclosure in its Quarterly Report on Form 10-Q for the period ended March 31, 2007, which states: “The Company’s disclosure controls and procedures are designed to provide reasonable assurances of achieving the Company’s control objectives.”

*  *  *  *  *  *

The Company hereby reconfirms and acknowledges the following:

i.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

ii.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

iii.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

Mr. Larry Spirgel
Securities and Exchange Commission
May 21, 2007

Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1803; fax: (212) 937-4365), with a copy to Ethan Klingsberg (Cleary Gottlieb Steen & Hamilton LLP; fax: (212) 225-3999).

Very truly yours,

/s/ Steven Berns
Steven Berns
President and Chief Financial Officer

Enclosures

cc:	Melissa Hauber
Robert S. Littlepage, Jr.
Securities and Exchange Commission
Miles S. Nadal, Chairman and Chief Executive Officer
Mitchel Gendel, General Counsel & Corporate Secretary
Michael Sabatino, Chief Accounting Officer

Members of the Audit Committee of Board of Directors of MDC Partners Inc.

Joseph Klausner, BDO Seidman LLP

Bruce Toner, KPMG

Ethan Klingsberg, Esq., Cleary Gottlieb Steen & Hamilton LLP